Filed by New Focus, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: New Focus, Inc.

Commission File No.: 000-29811

This filing relates to a proposed merger (the “Merger”) between Bookham Technology plc (“Bookham”) and New Focus, Inc. (“New Focus”) pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003, by and among Bookham, Budapest Acquisition Corp. and New Focus.

On February 18, 2004, New Focus communicated the following announcement to its employees:

[NEW FOCUS LETTERHEAD]

To:	Participants in the New Focus 2000 Employee Stock Purchase Plan

From:	Sandy Taylor, Director, Human Resources

Date:	February 18, 2004

Re:	Information regarding the termination of the ESPP

As you may know, the closing of the acquisition of New Focus by Bookham Technology plc (the “Acquisition”) is expected to take place on Monday, March 8, 2004 (the “Closing Date”). In connection with the completion of the Acquisition, the 2000 Employee Stock Purchase Plan (the “ESPP”) will be terminated effective as of February 27, 2004. All offering periods currently under way under the ESPP will be shortened and a new, and final, purchase date will occur on February 27, 2004 (the “Final Purchase Date”). Accumulated payroll deductions in your account will automatically be applied to purchase New Focus shares on the Final Purchase Date, unless you withdraw from participation in the ESPP before such date. The shortened offering periods are considered fully effective and completed offering periods for all purposes under the ESPP.

If you do not wish to purchase New Focus shares on the Final Purchase Date, you may withdraw from the ESPP by completing and submitting a completed notice of withdrawal by no later than 5:00 pm, Monday, February 23, 2004. You may obtain a notice of withdrawal on our intranet site or by contacting stock administration at extension 2738. You may submit your completed notice of withdrawal to Stephen Beyer, Stock Administrator.

Unless you withdraw from the ESPP by the deadline described above, your accumulated payroll deductions will automatically be applied to purchase New Focus shares under the ESPP at the end of the business day on February 27, 2004. Fractional shares will not be purchased, and any amounts not used to purchase New Focus shares will be returned to you without interest.

New Focus shares purchased on the Final Purchase Date will be deposited into your individual shareholder’s E*Trade account on or about February 28, 2004. These shares will then be available for trade upon the open of business on Monday, March 1, 2004. If you do not dispose of your New Focus shares purchased in connection with the Final Purchase Date by the closing of the Acquisition on March 8, 2004, your New Focus shares will be automatically exchanged for the same consideration that stockholders of New Focus will receive in connection with the Acquisition.

Please feel free to contact Stephen Beyer at extension 2738 if you have any questions.

Additional Information And Where To Find It:

On February 4, 2004, Bookham Technology plc filed a joint proxy statement / prospectus with the Securities and Exchange Commission in connection with the merger transaction involving Bookham Technology and New Focus. This joint proxy statement / prospectus was declared effective by Securities and Exchange Commission and has been mailed to New Focus shareholders. Investors and security holders are urged to read this joint proxy statement / prospectus because it contains important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by New Focus, Inc. by contacting New Focus Investor Relations at (408) 919-2736 or investor@newfocus.com.

Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding the directors and executive officers of Bookham Technology is also included in Bookham Technology’s Annual Report on Form 20-F, which was initially filed with the Securities and Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003 and October 22, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.

New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding these directors and executive officers is also included in New Focus’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 11, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919-2736 or investor@newfocus.com.